EXHIBIT 5

Special Committee of the Board of Directors (the “Special Committee”)
HireRight Holdings Corporation

100 Centerview Drive

Suite 300

Nashville, TN 37214

December 8, 2023

Dear Directors:

General Atlantic, L.P. (including certain affiliated investment funds, “General Atlantic”) and Stone Point Capital LLC (including certain affiliated investment funds, “Stone Point” and, together with General Atlantic, the “Sponsors”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of HireRight Holdings Corporation (the “Company”) that are not held by the Sponsors (the “Proposed Transaction”).

The purchase price proposed by the Sponsors for each share of Common Stock is $12.75 in cash, which offers significant value to the Company’s stockholders and represents an approximately 30% premium over $9.78, the volume-weighted average price of the Common Stock during the 30-day period preceding November 17, 2023, the day the Sponsors indicated that they had agreed to work together regarding a potential strategic transaction involving the Company. This proposal also includes the assumption of all indebtedness and liabilities of the Company, including the Company’s obligations under the Tax Receivable Agreement.

In considering this proposal, you should be aware that the Sponsors are interested only in pursuing the Proposed Transaction and do not intend to sell their respective stakes in the Company to any third party. Furthermore, the Sponsors will only engage in the Proposed Transaction if, in addition to any other vote required, the Proposed Transaction is (i) approved and recommended to the full board of directors of the Company by the Special Committee, which we understand consists only of independent directors and has been authorized and empowered to (a) freely select its own independent legal and financial advisors and (b) consider (including the ability to review and accept or reject) any proposal by the Sponsors, and (ii) subject to a non-waivable condition requiring approval of a majority of the shares of Common Stock not owned by the Sponsors or any other stockholders that are considered interested parties with respect to the Proposed Transaction, and such approval is in fact obtained prior to consummation of the Proposed Transaction.

If we determine not to make a binding definitive proposal, the Special Committee determines not to approve the Proposed Transaction, or the unaffiliated stockholders of the Company fail to approve the Proposed Transaction, such determination would not adversely affect the Sponsors’ future relationship with the Company, and the Sponsors would intend to remain as long-term stockholders.

As existing and long-term investors in the Company, we believe that we are particularly well-suited to lead a take-private transaction and to partner with the Company to achieve its long-term strategic goals. In addition, given our familiarity with the Company’s business and operations, we are well-positioned to complete negotiations and execute definitive documentation in an expeditious manner.

This proposal is not a binding offer or agreement with respect to the Proposed Transaction or any other transaction or an agreement to make any such binding offer. This proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of definitive agreements, and then will be on the terms and conditions provided in the definitive agreements.

We are confident in our ability to consummate the Proposed Transaction as outlined in this proposal and would like to express our commitment to working together with the board of directors of the Company and the Special Committee to bring the Proposed Transaction to a successful and timely consummation. We and our advisors are available at your convenience to discuss any aspects of our proposal. We look forward to hearing from you.

* * * * *

Best regards,

GENERAL ATLANTIC, L.P.

By:	/s/ Anton Levy
	Name:	Anton Levy
	Title:	Managing Director

STONE POINT CAPITAL LLC

By:	/s/ James Matthews
	Name:	James Matthews
	Title:	Managing Director